
July 18, 2023

Larry Flynn
Interim Chief Financial Officer
SharkNinja Global SPV, Ltd.
89 A Street, #100
Needham, MA 02494

> **Re: SharkNinja Global SPV, Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed on July 11, 2023**
> **File No. 333-272973**

Dear Larry Flynn:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 3, 2023 letter.

Amended Registration Statement on Form F-1

Cover Page

1. Please file a pre-effective amendment to the registration statement that includes the total number of ordinary shares that you are registering on the cover page. Please also state on the cover page that each JS Global Shareholder as of the Record Date will be entitled to receive one of your ordinary shares for every 25 ordinary shares of JS Global held by such shareholder.

You may contact Beverly Singleton at 202-551-3328 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing